5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328

Via EDGAR and Facsimile Transmission:

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Stephen G. Krikorian, Accounting Branch Chief

Re:                             Ebix, Inc.
Form 10-K for the year ended December 31, 2007
Filed on March 31, 2008
File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company, or “Ebix” or “we”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated July 14, 2008 regarding the Company’s Annual Report on Form 10-K for December 31, 2007 as well as its response letters dated May 14, 2008 and July 3, 2008.  The Staff comments from its July 14, 2008 letter are reproduced below in bold-faced text followed by the Company’s respective responses.  A courtesy copy of the filing has been forwarded to Ms. Tangen via facsimile transmission at the number listed in your letter.  The Company welcomes the opportunity to address any Staff questions with respect to its periodic disclosure.

Form 10-K for the Year Ended December 31, 2007

Note 14 – Convertible Debt, page 59

1.                                      With regard to your response to comment 1, we note that the promissory note was amended on June 25, 2008 to remove the put option retroactive to December 18, 2007.  As a result of this amendment you believe the Form 10-K for the year ended December 31, 2007 needs no modification.  Please explain why you believe that a note modification in June 2008 would have any impact on your financial statements and disclosures for the year ended December 31, 2007.  Further, we note your statement that the value of the change in control put option was not material to your financial statements as of December 31, 2007.  Please provide us with an assessment of materiality to support your assertion. Refer to SAB 99.

The purpose of the amendment to the promissory note between Whitebox VSC, Ltd (the “Holder”) and the Company was to effect the original intent of the Holder and Company with respect to the change of control provisions.  Such intent was not reflected in the original promissory note.  Section 6 of the original promissory note provided downside protection to the Holder in the unlikely event of a change of control of the Company.  The Holder agreed to retroactively remove Section 6 (including the change of control put option) in its entirety effective with the December 18, 2008 original date of the promissory note.  Such acquiescence by the Holder, reflects the belief of both it and the Company that a change of control during the term

of the promissory note would be unlikely.   All other terms and provisions of the original promissory note agreement remain unchanged in the amendment.  When provided with a complete understanding of the potential financial reporting implications of the put option, the Holder concluded that it would be in its interest to remove the change of control put option; furthermore, the Holder stated that it would not have agreed to insert the provision in the original promissory note if either it or the Company had a complete understanding of the pertinent accounting standards related to the put option

Thus, when considering the substantive original intent and spirit of the promissory note versus the form of the agreement, the Company has concluded that the change of control put provisions were not effectively operative at December 31, 2007 and therefore should not have any impact on the financial statements and disclosures included in the Company’s annual report on Form 10-K.  We note, as further evidence of the Holder’s willingness to proceed with the original $20 million debt financing absent the change of control terms, the fact that the Holder recently executed an additional promissory note in the amount of $15 million, as reported by the Company on a Form 8-K current report dated July 16, 2008.  The structural terms of said promissory note were identical to the promissory note as amended including the absence of the change of control put option.

Our analysis when determining the materiality of the put option has utilized the standards promulgated under SAB 99.  Using a binomial valuation model, the Company completed a calculation of the fair value of the embedded put option derivative as of December 18, 2007, the effective date of the host promissory note, as well as December 31, 2007, and determined that its value was $114,746 and $167,576 respectively, resulting in an increase in value of $52,830 over the thirteen day time period.  At December 31, 2007 the financial statement accounting for this embedded derivative would have resulted in a $167,576 or 0.35% increase to total liabilities and a $50,696 or 0.40% decrease to net income.  Intuitively from strictly a quantitative perspective we do not believe these variations to be material.

We do, however, understand that SAB 99 does not espouse exclusive reliance on quantitative measurements to assess materiality but rather emphasizes the qualitative significance of an item from the perspective of the users of the Company’s financial statements.  Irrespective of quantitative assessments, an item may be considered material under SAB 99 if the judgment of reasonable person who had relied on such item would have been altered by its correction.  To this end we note the following two significant qualitative facts, which are indications that the put option embedded derivative is not material:

•                  Our stock price increased by $0.83 or 1.03% on July 2, 2008, the day after our after-market filing of the Form 8-K reporting the removal of the change of control provisions.  This stock price movement is indicative that market did not adversely view the existence or the removal of the embedded put option.

•                  There was no perceivable market reaction to the amendment to the promissory note as evidenced by the fact that the Company did not receive any calls from investors, nor were there any pertinent communications on the Company message board after the subject Form 8-K was filed on July 1, 2008.

In conclusion we have determined that both the quantitative and qualitative assessments of the embedded derivative support the premise that the value of the change in control put option was not material to our financial statement as of December 31, 2007.

The Company acknowledges that:

1.                                       The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments related to this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris at (678) 281-2028.

Very truly yours,

Robin Raina
Chairman of the Board, President and
Chief Executive Officer

cc:           Robert Kerris